UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Loop Industries, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

543518104

(CUSIP Number)

Andrew Lapham

135 Yorkville Avenue, 9th Floor

Toronto, Ontario

M5R 0C7

 (416) 925-6609

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Megan J. Baier

Wilson Sonsini Goodrich & Rosati, P.C.

1301 Avenue of the Americas, 40th Floor

New York, NY 10019-6022

(214) 999-5800

June 14, 2019

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Andrew Lapham
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,093,567
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,093,567

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,093,567
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%*
14.	TYPE OF REPORTING PERSON (see instructions) IN
_______

* All calculations of percentage ownership in this Schedule 13D with respect to the Reporting Persons are based upon a total of 38,975,642 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Loop Industries, Inc. (the “Issuer”), outstanding as of May 17, 2019.

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1.	NAMES OF REPORTING PERSONS Northern Private Capital Fund I Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF and OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,093,567
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,093,567
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,093,567
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14.	TYPE OF REPORTING PERSON (see instructions) PN

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1.	NAMES OF REPORTING PERSONS Northern Private Capital Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,093,567
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,093,567

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,093,567
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14.	TYPE OF REPORTING PERSON (see instructions) OO

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1.	NAMES OF REPORTING PERSONS CFFI Ventures Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,093,567
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,093,567
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,093,567
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14.	TYPE OF REPORTING PERSON (see instructions) CO

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1.	NAMES OF REPORTING PERSONS John Risley
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,093,567
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,093,567
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,093,567
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14.	TYPE OF REPORTING PERSON (see instructions) IN

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Item 1. SECURITY AND ISSUER.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed by the Original Reporting Persons (as defined below) on June 25, 2019 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D.

This Amendment is being filed to add Northern Private Capital Ltd., CFFI Ventures Inc. and John Risley as additional reporting persons and to revise the date of event to June 14, 2019.

Item 2. IDENTITY AND BACKGROUND.

This Amendment amends and restates Item 2 of the Original Schedule 13D in its entirety as follows:

This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the following persons:

1.	Andrew Lapham;

2.	Northern Private Capital Fund I Limited Partnership, a Canadian limited partnership (“NPC I LP”), the “Original Reporting Persons”); and

3.	Northern Private Capital Ltd., a Canadian manager of investment funds.

4.	CFFI Ventures Inc., a Nova Scotia company;

5.	John Risley (together with the Original Reporting Persons, the “Reporting Persons”).

No disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) for either of the Reporting Persons.

Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Exchange Act.

The principal address of the Original Reporting Persons and Northern Private Capital Ltd. is 135 Yorkville Avenue, 9th Floor, Toronto, Ontario, M5R 0C7.

The principal address of CFFI Ventures Inc. and John Risley is 757 Bedford Highway, Bedford, Nova Scotia B4A 3Z7.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

This Amendment amends and restates the fourth paragraph of Item 5 of the Original Schedule 13D in their entirety as follows:

(d) Except for the Reporting Persons, no person is known by the Reporting Persons to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons, other than: (i) Andrew Lapham by reason of his 50% ownership in the voting shares of Northern Private Capital Holdings Ltd. (which holds a special limited partnership interest in NPC I LP), and his 50% of the voting shares Northern Private Capital GP I Ltd. (the general partner of NPC I LP) (ii) John Risley, by reason of his control of CFFI Ventures Inc., which has 50% ownership in the voting shares of Northern Private Capital Holdings Ltd. (which holds a special limited partnership interest in NPC I LP), and which also holds 50% of the voting shares of Northern Private Capital GP I Ltd. (the general partner of NPC I LP) and (iii) limited partners of NPC I LP, including Northern Private Capital Holdings Ltd.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

This Amendment amends and restates Item 7 of the Original Schedule 13D in its entirety as follows:

		Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.
99.1	Joint Filing Agreement under Rule 13d-1(k), as amended on July 8, 2019 (filed as Exhibit 99.1 to the Schedule 13D filed on June 25, 2019).	Filed herewith
99.2	Amendment to Securities Purchase Agreement dated June 14, 2019 between Loop Industries, Inc. and the Purchaser identified therein.	8-K	000-54768	June 14, 2019	10.1
99.3	Form of Securities Purchase Agreement dated May 29, 2019 between Loop Industries, Inc., the Purchaser identified therein and Daniel Solomita.	8-K	000-54768	May 29, 2019	10.1

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2019

Andrew Lapham

/s/ Andrew Lapham

Northern Private Capital Fund I Limited Partnership

By:	/s/ Andrew Lapham
Name:	Andrew Lapham
Title:	President and CEO

Northern Private Capital Ltd.

By:	/s/ Andrew Lapham
Name:	Andrew Lapham
Title:	President and CEO

CFFI Ventures Inc.

By:	/s/ John Risley
Name:	John Risley
Title:	CEO

John Risley

/s/ John Risley

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